Cooley

Divakar Gupta

+1 212 479 6474

dgupta@cooley.com

June 28, 2021

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attn:	Tara Harkins
Al Pavot
Abby Adams
Irene Paik

Re:	Adagio Therapeutics, Inc.
Draft Registration Statement on Form S-1
Submitted May 21, 2021
CIK No. 0001832038

Ladies and Gentlemen:

On behalf of Adagio Therapeutics, Inc. (the “Company”), we are providing this letter in response to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) Division of Corporation Finance contained in its letter, dated June 16, 2021 (the “Comment Letter”), relating to the Company’s Draft Registration Statement on Form S-1, confidentially submitted on May 21, 2021 (the “Draft Registration Statement”).

The Company is concurrently confidentially submitting Amendment No. 1 to the Draft Registration Statement on Form S-1 (the “Amended Draft Registration Statement”), which reflects changes made in response to certain of the comments contained in the Comment Letter.

The numbering of the paragraphs below corresponds to the numbering of the comments contained in the Comment Letter, which for your convenience we have incorporated into this response letter in italics. Page references in the text of this response letter correspond to the page numbers of the Amended Draft Registration Statement. Capitalized terms used but not otherwise defined in this letter shall have the meanings set forth in the Amended Draft Registration Statement.

Cooley LLP    55 Hudson Yards    New York, NY    10001-2157

t: (212) 479-6000 f: (212) 479-6275 cooley.com

Cooley

June 28, 2021

Page Two

Draft Registration Statement on Form S-1 submitted May 21, 2021

Prospectus Summary

Overview, page 1

1.

We note your disclosure on page 1 that “ADG20 has demonstrated an ability to potently neutralize SARS-CoV-2,” that “[p]otent neutralization has translated into the ability to conveniently deliver ADG20 as a single . . . injection,” that “[i]nterim data has demonstrated safety [and] tolerability.” As safety and efficacy determinations are solely within the FDA’s authority and they continue to be evaluated throughout all phases of clinical trials, please remove these and any such references in your prospectus. In your Business section, you may present clinical trial endpoints and objective data resulting from trials without concluding efficacy and you may state that your product candidates have been well tolerated, if accurate. Please revise these and similar statements here and throughout the document that profess or imply safety or efficacy.

In response to the Staff’s comment, the Company has revised the disclosure on pages 1, 94, 112, 113, 114, 123 and 131 of the Amended Draft Registration Statement. The Company has also clarified that ADG20’s potent neutralization has been demonstrated in non-clinical studies.

ADG20: Our Solution for the Treatment and Prevention of COVID-19, page 3

2.

We note your disclosure on page 4 that your STAMP trial is “a combined Phase 2/3 clinical trial designed to provide a rapid path to authorization, marketing approval and commercial launch” and on page 5 that your strategy is to “rapidly complete development and obtain global approval for...ADG20.” Please replace your use of the terms “rapid” and “rapidly” with specific disclosure regarding the development or regulatory approval process that you believe will abbreviate your path towards commercialization. In this regard, we note your disclosure on pages 19 and 20 that clinical testing is expensive and can take many years to complete, and its outcome is inherently uncertain and depends on numerous factors.

In response to the Staff’s comment, the Company has revised the disclosure on pages 4, 5, 113, 114, 115, 123, 131, 133 and 134 of the Amended Draft Registration Statement.

Cooley LLP    55 Hudson Yards    New York, NY    10001-2157

t: (212) 479-6000 f: (212) 479-6275 cooley.com

Cooley

June 28, 2021

Page Three

Risk Factors

Risks Related to the Manufacturing of our Product Candidates, page 32

3.

In the risk factor on page 34, you discuss your relationship with WuXi, a CDMO in China. In the next risk factor on page 36, you disclose your reliance on a sole supplier of the purification resins and cell culture media and a Chinese CDMO, without identifying those companies. Revise to clarify if you are referring to WuXi, and if not, name the other entity or entities. We note the discussion of WuXi on page 136 and elsewhere in the prospectus. Refer to Item 101(h)(4)(v) of Regulation S-K.

In response to the Staff’s comment, the Company has revised the disclosure on page 36 of the Amended Draft Registration Statement to clarify that the CDMO is WuXi.

Risks Related to This Offering, Ownership of Our Common Stock and Our Status as a Public Company, page 72

4.

Please revise the exclusive forum risk factor beginning on page 78 to disclose that there is also a risk that your forum selection provisions may result in increased costs for investors to bring a claim.

In response to the Staff’s comment, the Company has revised the disclosure on page 79 of the Amended Draft Registration Statement.

Market and Industry Data, page 84

5.

You state here regarding third party research relied upon or cited in your document that “the sources of such data cannot guarantee the accuracy or completeness of such information” and “while we are not aware of any misstatements regarding the third-party information and we believe that each of these studies and publications is reliable,” the risks cited in the prospectus and “other factors could cause results to differ materially from those expressed in the estimates made by third parties.” These statements may imply an inappropriate disclaimer of responsibility with respect to the third party information and your own research. Please either delete these statements or specifically state that you are liable for the disclosure in your document.

In response to the Staff’s comment, the Company has revised the disclosure on page 84 of the Amended Draft Registration Statement.

Cooley LLP    55 Hudson Yards    New York, NY    10001-2157

t: (212) 479-6000 f: (212) 479-6275 cooley.com

Cooley

June 28, 2021

Page Four

Business, page 112

6.	Revise the graphics throughout this section so the fonts are large enough to be legible. We note in particular the graphics on pages 124 and 129.

In response to the Staff’s comment, the Company has revised the graphics on pages 125 and 130 of the Amended Draft Registration Statement.

Preclinical Data, page 125

7.

We note the table on page 126 that depicts the potency and neutralizing activity of ADG20 and what appear to be other products in development. Please confirm whether the rows below ADG20 depict other products in development and disclose how these specific products were chosen to compare against ADG20.

In response to the Staff’s comment, the Company has revised the disclosure on page 127 of the Amended Draft Registration Statement.

Manufacturing Strategy, page 136

8.

Please expand your discussion of the WuXi cell license agreement to disclose the royalty rate or a reasonable range not exceeding 10 percentage points, the royalty term, and the amount required to buy out your royalty obligations.

In response to the Staff’s comment, the Company has revised the disclosure on pages 106, 139 and F-22 of the Amended Draft Registration Statement.

Licenses, Collaborations and Partnerships, page 137

9.

Revise your disclosure of the agreements with Adimab to more specifically disclose the fees payable to them, which are currently described as in the “low six-digit’ and “low seven-digit” dollar amounts. Please also disclose the total payments made to date.

In response to the Staff’s comment, the Company has revised the disclosure on pages 107, 141, 181, F-35 and F-36 of the Amended Draft Registration Statement.

Principal Stockholders, page 181

10.

Please identify the natural person or persons who directly or indirectly exercise sole or shared voting and/or dispositive power with respect to the common stock held by entities affiliated with GV. Refer to Item 403 of Regulation S-K.

Cooley LLP    55 Hudson Yards    New York, NY    10001-2157

t: (212) 479-6000 f: (212) 479-6275 cooley.com

Cooley

June 28, 2021

Page Five

In response to the Staff’s comment, the Company has revised the disclosure on page 187 of the Amended Draft Registration Statement. The Company respectfully advises the Staff that since the entities affiliated with GV in the disclosure are all subject to the ultimate control of Alphabet Inc., a natural person is not required to be identified.

Exhibits

11.	Please file as exhibits to the registration statement the employment or consulting agreements with each of your named executive officers. Refer to Item 601(b)(10)(iii) of Regulation S-K.

The Company respectfully advises the Staff that it intends to enter into new employment agreements with each of its named executive officers, to become effective upon effectiveness of its Registration Statement on Form S-1, and hereby undertakes to file such employment agreements once finalized.

General

12.

Please provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

The Company respectfully acknowledges the Staff’s comment and will supplementally provide to the Staff, under separate cover, copies of all written communications, as defined in Rule 405 under the Securities Act that the Company, or anyone the Company authorized to on its behalf, presented to potential investors in reliance of Section 5(d) of the Securities Act.

* * * *

Cooley LLP    55 Hudson Yards    New York, NY    10001-2157

t: (212) 479-6000 f: (212) 479-6275 cooley.com

Cooley

June 28, 2021

Page Six

Please direct any questions or further comments concerning the Registration Statement or this response letter to either the undersigned at (212) 479-6474, Ryan Sansom of Cooley LLP at (617) 937-2335 or Courtney Tygesson of Cooley LLP at (312) 881-6680.

Sincerely,

/s/ Divakar Gupta

Divakar Gupta

cc:	Tillman U. Gerngross, Ph.D., Adagio Therapeutics, Inc.
Richard D. Truesdell, Jr., Davis Polk & Wardwell LLP
Roshni Banker Cariello, Davis Polk & Wardwell LLP

Cooley LLP    55 Hudson Yards    New York, NY    10001-2157

t: (212) 479-6000 f: (212) 479-6275 cooley.com